Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email: steve.walker@protective.com

October 31, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE: Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2005
Form 8-K as filed on June 26, 2006
File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Annual Report”) and on the Current Report on Form 8-K as filed on June 26, 2006 contained in your letter dated September 29, 2006 addressed to Mr. John D. Johns. For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Life Marketing

Comment 1:

Your response to prior comment two does not appear to adequately explain your accounting policy for reinsurance allowances. Please provide us more information as to how you account for reinsurance activities, particularly how you determine the “ultimate allowance” and the deferral, and how your recognition of reinsurance allowances reflects “assumptions consistent with those used to account for the underlying contracts.” Refer us to the authoritative literature used to determine your accounting for reinsurance allowances.

Response 1:

The Company's practice is to defer as a part of deferred acquisitions costs (“DAC”) reinsurance allowances in excess of the ultimate allowance. Ultimate reinsurance allowances are defined as the total allowance amount paid by the reinsurer over the lifetime of a universal life policy (or through the end of the level term period for a term policy).

The Company's practice for capitalizing commissions in excess of the ultimate is consistent with guidance from Statement of Financial Accounting Standards (“SFAS”) No. 60. and SFAS No. 113. The following guidance is provided in paragraph 18 of SFAS No. 113:

“Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.”

Further, the Company's practice for capitalizing commissions in excess of the ultimate is consistent with guidance from "US GAAP for Life Insurers" 2006 edition published by the Society of Actuaries. The following guidance is provided on page 49:

"For long-duration contracts, the excess of initial commission over an ultimate level of commissions constitutes a deferrable expense, while the balance of the commission represents a direct maintenance expense. Renewal commissions in excess of the ultimate level are capitalized in renewal years."

In addition, page 63 of the "US GAAP for Life Insurers" states:

"Paragraph 39 of SFAS 60 (which has been incorporated into paragraph 18 of SFAS 113) states that coinsurance allowances are treated as a negative amount to apply against the deferrable acquisition cost to obtain a net capitalized position. Conversely, the assuming party would treat the coinsurance allowances similarly to its other deferrable costs. The amount of the negative deferral is a function of the pattern of reinsurance allowances by policy duration." (Emphasis added.)

In light of this direction, the Company determines ultimate allowances as the final level of renewal commissions to be paid over the life of a contract after higher acquisition related commissions (whether first year or renewal) are completed. Ultimate allowances on reinsurance are determined by the individual reinsurance contract.

This practice is consistent with the Company's practice of capitalizing direct commissions. The following table summarizes reinsurance allowances paid for each period presented, including the portion deferred as a part of DAC and the portion recognized immediately as a reduction of other operating expenses. As the non-deferred portion of reinsurance allowances reduce operating expenses in the period received, these amounts represent a net increase to operating income during that period. The amounts capitalized and earned in the current period are quantified below:

				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
Allowances received	$336,442	$327,988	$314,150	2.6%	4.4%
Less amount deferred	(198,817)	(199,766)	(201,289)	(0.5)	0.0
Allowances recognized (reduction in other operating expenses)	$137,625	$128,222	$112,861	7.3	13.6

Liquidity and Capital Resources

Comment 2:

Please refer to your response to prior comment three. We believe that the contractual obligations table should include interest payment obligations on debt as well as on policyholder obligations. Please provide us a revised table that includes interest obligations. In addition, tell us where in the contractual obligations table you include “annuity account balances” as shown in your balance sheet.

Response 2:

Below is a revised contractual obligations table that includes interest obligations for debt and policyholder obligations.

Contractual Obligations

The table below sets forth future maturities of debt, non-recourse funding obligations, subordinated debt securities, stable value products, notes payable, operating lease obligations, other property lease obligations, mortgage loan commitments, and liabilities related to variable interest entities.

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Long-term debt(a)	$653,386	$22,137	$44,273	$109,145	$477,831
Non-recourse funding obligations(b)	349,000	7,000	14,000	14,000	314,000
Subordinated debt securities(c)	940,970	22,642	45,284	45,284	827,760
Stable value products(d)	7,097,371	1,318,561	3,090,150	1,092,211	1,596,449
Operating leases(e)	25,331	5,406	8,702	6,528	4,695
Home office lease(f)	78,604	3,089	75,515
Mortgage loan commitments	979,778	979,778
Liabilities related to variable interest entities(g)	553,849	24,913	72,821	32,321	423,794
Policyholder obligations(h)	15,512,915	1,032,876	2,014,374	1,590,972	10,874,693
Defined benefit pension obligations(i)	8,222	8,222

(a)	Long-term debt includes all principal amounts owed on note agreements, and includes expected interest payments due over the term of the notes.
(b)	Non-recourse funding obligations include all principal amounts owed on note agreements, and include expected interest payments due over the term of the notes.
(c)
Subordinated debt securities includes all principal amounts owed to non-consolidated special purpose finance subsidiaries of the Company, and includes expected interest payments due over the term of the obligations.

(d)	Anticipated stable value products cash flows, including interest.
(e)	Includes all lease payments required under operating lease agreements.
(f)	The lease payments shown assume the Company exercises its option to purchase the building at the end of the lease term.
(g)
Liabilities related to variable interest entities are not the legal obligations of the Company, but will be repaid with cash flows generated by the variable interest entities. The amounts represent scheduled principal and expected interest payments.

(h)	Estimated contractual policyholder obligations are based on mortality, morbidity, and lapse assumptions comparable to the Company’s historical experience, modified for recent observed trends. These obligations are based on current balance sheet values and include expected interest crediting, but do not incorporate an expectation of future market growth, or future deposits. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. As separate account obligations are legally insulated from general account obligations, the separate account obligations will be fully funded by cash flows from separate account assets. The Company expects to fully fund the general account obligations from cash flows from general account investments.
(i)
Estimated 2006 contributions to the Company’s defined benefit pension plan and unfunded excess benefit plan approximate the projected expense to be recognized in 2006. Key assumptions used to estimate this obligation are included in Footnote 10 to Consolidated Financial Statements. Due to the significance of the assumptions used, this amount could differ from actual results. No estimate has been made of amounts to be contributed to these plans in years subsequent to 2006.

In addition, the Company supplementally advises the staff that “annuity account balances” as shown in the balance sheet are included in “policyholder obligations” in the table above.

Form 8-K as filed on June 26, 2006

Exhibit 99.2 Unaudited Pro Forma Financial Information

Note 3. Pro Forma Adjustments, page 6

Comment 3:

You appear to indicate in your response to prior comment seven that VOBA was reduced for the ceding commissions expected to be received from Wilton Re but not those expected to be received from AFLIAC because the Wilton Re arrangement involved risk transfer while the AFLIAC arrangement did not. Also, you appear to have relied upon SOP 98-7 guidance in determining the accounting treatment for ceding commissions received from AFLIAC. Please provide us your accounting analysis with reference to the authoritative literature that supports your accounting for these reinsurance transactions including your treatment of ceding commissions and why you believe that risk transfer occurred in one transaction but not the other.

Response 3:

The reinsurance arrangement with Wilton Re consists of a co-insurance agreement for up to 49% of the acquired term insurance business, modified coinsurance agreements for up to 49% of the acquired non-term insurance business and 49% of the acquired fixed annuity business. The agreement transfers all significant insurance risks, including mortality, interest rate and lapse and does not include any risk limiting features, including experience refunds, cancellation provisions or adjustable features. As a result, we reduced VOBA for the ceding commissions received in accordance with SFAS No. 113. Paragraph 18(b) of SFAS No. 113 states:

“Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs….”

The reinsurance arrangement with AFLIAC is a modified coinsurance agreement for 100% of the acquired variable annuity products without life contingencies. Paragraph 68 of SFAS No. 113 states:

"The Board considered the concept of insurance risk as it relates to certain long-duration contracts when it deliberated Statement 97 and concluded that, to be considered insurance, those contracts must subject the insurance enterprise to mortality or morbidity risk.  Indemnification of a ceding enterprise against loss or liability relating to insurance risk under a related reinsurance contract requires that the reinsurer be subject to those same risks.  Even though other risks, such as investment yield risk, are significant business elements of a long-duration insurance contract, those risks are not unique to insurance or reinsurance.  Consistent with Statement 97, reinsurance of long-duration contracts that does not subject the reinsurer to mortality or morbidity risks associated with the underlying reinsured contracts is, in substance, an investment contract.  The Board also concluded that for a long-duration contract to meet the conditions for reinsurance accounting, the contract must subject the reinsurer to the reasonable possibility of significant loss from the insurance risk assumed."

VOBA was not reduced for ceding commissions received from AFLIAC as the annuity business does not have life contingencies and, as a result, the ceding of this business does not transfer risk in accordance with SFAS No. 113. As a result, we accounted for this contract under Statement of Position (“SOP”) 98-7. A deposit liability was recorded related to the ceding commission received in accordance with SOP 98-7 paragraph 9.

* * * * *

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer